UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tempur-Pedic International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88023U101
(CUSIP Number)

March 8, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023U101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SENATOR INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,040,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,040,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,040,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.43%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 88023U101	13G	Page 3 of 7 Pages

Item 1(a).	NAME OF ISSUER

Tempur-Pedic International Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1000 Tempur Way Lexington, Kentucky 40511

Item 2(a).	NAME OF PERSON FILING

Senator Investment Group LP

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal office of Senator Investment Group LP is:

510 Madison Avenue 28th Floor New York, NY 10022

Item 2(c).	CITIZENSHIP

Senator Investment Group LP is a Delaware limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock

Item 2(e).	CUSIP NUMBER

88023U101

CUSIP No. 88023U101	13G	Page 4 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________________

Not applicable.

CUSIP No. 88023U101	13G	Page 5 of 7 Pages

Item 4.	OWNERSHIP

	(a)	Amount beneficially owned: 5,040,000

	(b)	Percent of class: 8.43%

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
5,040,000

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
5,040,000

(iv)	Shared power to dispose or to direct the disposition of:
0

Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to two Delaware limited partnerships, four Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP No. 88023U101	13G	Page 6 of 7 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 88023U101	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of March 8, 2013

SENATOR INVESTMENT GROUP LP

By:	Evan Gartenlaub
General Counsel

By:	/s/ Evan Gartenlaub